
10015712

paragon

RECEIVED
2010 MAY 13 P 2:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

06 May 2010

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th April 2010.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

finance for people


INVESTOR IN PEOPLE

SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Announcement re Interims	28 April 2010	28 April 2010	DTR 2.2.1
2. Regulatory Announcement – Holding(s) in Company	28 April 2010	28 April 2010	DTR 5.8.12

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Announcement re Interims
Released	10:26 28-Apr-2010
Number	9378K10

RNS Number : 9378K
Paragon Group Of Companies PLC
28 April 2010

ANNOUNCEMENT RE INTERIMS

The Board of The Paragon Group of Companies PLC expects to announce the Group's interim results for the six months ended 31 March 2010 on 18 May 2010.

The Group reported a first quarter profit before tax of £13.1 million and, with continued improvement in margins and impairments in the second quarter, the Board expects the interim profit before tax to be approximately £29 million, which is above the current range of market estimates of £23.4 million to £26.8 million.

For further information, please contact:

Deborah Bateman, External Relations
The Paragon Group of Companies PLC
Tel: 0121 712 2025

Andy Berry
Fishburn Hedges
Tel: 020 7544 3044

The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	09:46 28-Apr-2010
Number	9345K09

RNS Number : 9345K
Paragon Group Of Companies PLC
28 April 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	**The Paragon Group of Companies PLC**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying	

financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation: [iii]	**Old Mutual Asset Managers (UK) Ltd**
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	**26th April 2010**
6. Date on which issuer notified:	**27th April 2010**
7. Threshold(s) that is/are crossed or reached: [vi, vii]	**5%**

8. Notified details:							
A: Voting rights attached to shares [viii, ix]							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights** [x]	
			Direct	**Direct** [xi]	**Indirect** [xii]	**Direct**	**Indirect**
GB00B2NGPM57	**14,643,139**	**14,643,139**	**14,954,536**	**14,954,536**		**5.01%**	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date** [xiii]	**Exercise/ Conversion Period** [xiv]	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date** [xvii]	**Exercise/ Conversion period** [xviii]	**Number of voting rights instrument refers to**	**% of voting rights** [xix, xx]	

					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
14,954,536	5.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	**Mr John G. Gemmell** **Group Company Secretary**
15. Contact telephone number:	**0121 712 2075**

This information is provided by RNS
The company news service from the London Stock Exchange

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